

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

11 April 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.

MASNET No. 47 OF 08.04.2003
Announcement No. 47

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	08/04/2003
Date of change of interest:	02/04/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: Please specify details:	Others Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	(50,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.42000
No. of shares held before the transaction: % of issued share capital:	
No. of shares held after the transaction: % of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,511,000	11,971,746,896
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,461,000	11,971,746,896
% of issued share capital:	0.01	67.16
Total shares:	2,461,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 08/04/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 1 OF 09.04.2003
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - Clarification of news wire report

With reference to the report 'Singapore Post seeks tariff hike amid IPO plans' filed by Dow Jones Newswires yesterday, Singapore Telecommunications Limited would like to make the following clarification.

Singapore Post Limited ("SingPost") reviews its tariffs regularly. As a public postal licensee, SingPost must comply with the price control regulatory framework established by the Info-communications Development Authority of Singapore ("IDA"). In this context, SingPost is required to seek the approval of the IDA for any proposed change to its tariffs.

SingPost's last tariff change application to the IDA was made in August 2002. The outcome of IDA's deliberation or when a decision might be made is by no means certain.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary

Dated : 9 April 2003

This announcement is not for distribution, directly or indirectly, into the United States, Canada or Japan. This announcement is not an offer of securities for sale into the United States, Canada or Japan. The securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933) unless they are registered or exempt from registration. SingPost does not intend to register the securities or conduct a public offer of the securities in the United States.

Submitted by Chan Su Shan (Ms), Company Secretary on 09/04/2003 to the SGX